[redacted]

08004108

RECEIVED
2008 AUG -4 A 7:27
FICE OF INTERNATIONAL CORPORATE FINANCE

25 Years
Apollo Hospitals
touching lives

Date : July 16, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 31st July 2008 inter alia, to consider, approve and take on record unaudited financial results of the Company for the quarter ended 30th June 2008 and the same shall be published on or before 2nd August 2008.

Please take note of the same in your records.

Thanking you,

PROCESSED
AUG 06 2008
THOMSON REUTERS

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Dlw 8/4

IS/ISO 9001 : 2000

RECEIVED

2008 AUG -4 A

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Apollo Hospitals
CHENNAI
touching lives

Date : July 11, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Please find enclosed the disclosures as required under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of equity shares acquired by the Directors of the Company. Copy of the disclosures received from the Directors is also enclosed for your reference.

Please take this on record.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

FORM - D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992

(Regulations 13(4) and (6)

Regulation 13(4) - Details of change in shareholding of Director or Officer of a Listed Company

Name and Address of Director / Officer	No. & % of shares/ voting rights held by the Director / Officer	Date of receipt of allotment advice / acquisition / sale of shares / voting rights	Date of intimation to company	Mode of acquisition (market purchase / public / rights / preferential offer etc)	No. & % of shares/ voting rights post acquisition / Sale	Trading member through whom the trade was executed with SEBI Regn. No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy value (Amt. in INR)	Sell Quantity	Sell Value
Ms. Preetha Reddy No. 5, Subba Rao Avenue, 2nd Street Chennai - 600 006	732,270 1.25%	07/07/2008	09/07/2008	Open Market	1,732,270 2.95%	Apollo Sindoori Capital Investments INB230825534	NSE	1,000,000	500,000,000	N.A	N.A

for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Place : Chennai
Date : 11th July 2008

FORM - D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992

(Regulations 13(4) and (6)

Regulation 13(4) - Details of change in shareholding of Director or Officer of a Listed Company

Name and Address of Director / Officer	No. & % of shares/ voting rights held by the Director / Officer	Date of receipt of allotment advice / acquisition / sale of shares / voting rights	Date of intimation to company	Mode of acquisition (market purchase / public / rights / preferential offer etc)	No. & % of shares/ voting rights post acquisition / Sale	Trading member through whom the trade was executed with SEBI Regn. No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy value (Amt. in INR)	Sell Quantity	Sell Value
Ms. Suneeta Reddy No. 5, Subba Rao Avenue, 2nd Street Chennai - 600 006	601,795 1.03%	07/07/2008	09/07/2008	Open Market	1,501,795 2.56%	Apollo Sindoori Capital Investments INB230825534	NSE	900,000	450,000,000	N.A	N.A.

for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN

CHIEF FINANCIAL OFFICER &

COMPANY SECRETARY

Place : Chennai
Date : 11th July 2008

FORM - D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992

(Regulations 13(4) and (6)

Regulation 13(4) - Details of change in shareholding of Director or Officer of a Listed Company

Name and Address of Director / Officer	No. & % of shares/ voting rights held by the Director / Officer	Date of receipt of allotment advice / acquisition / sale of shares / voting rights	Date of intimation to company	Mode of acquisition (market purchase / public / rights / preferential offer etc)	No. & % of shares/ voting rights post acquisition / Sale	Trading member through whom the trade was executed with SEBI Regn. No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy value (Amt. in INR)	Sell Quantity	Sell Value
Ms. Sangita Reddy House No.8-2-674/B212 Road No.13, Banjara Hills Hyderabad - 500 034	1,286,254 2.19%	07/07/2008	09/07/2008	Open Market	2,186,254 3.73%	Apollo Sindoori Capital Investments INB230825534	NSE	900,000	450,000,000	N.A	N.A.

for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN

CHIEF FINANCIAL OFFICER &

COMPANY SECRETARY

Place : Chennai
Date : 11th July 2008

FORM - D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992

(Regulations 13(4) and (6)

Regulation 13(4) - Details of change in shareholding of Director or Officer of a Listed Company

Name and Address of Director / Officer	No. & % of shares/ voting rights held by the Director / Officer	Date of receipt of allotment advice / acquisition / sale of shares / voting rights	Date of intimation to company	Mode of acquisition (market purchase / public / rights / preferential offer etc)	No. & % of shares/ voting rights post acquisition / Sale	Trading member through whom the trade was executed with SEBI Regn. No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy value (Amt. in INR)	Sell Quantity	Sell Value
Ms. Preetha Reddy No. 5, Subba Rao Avenue, 2nd Street Chennai - 600 006	732,270 1.25%	07/07/2008	09/07/2008	Open Market	1,732,270 2.95%	Apollo Sindoori Capital Investments INB230825534	NSE	1,000,000	500,000,000	N.A	N.A

Signature

(PREETHA REDDY)

Place : Chennai
Date : 9th July 2008

FORM - D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992

(Regulations 13(4) and (6)

Regulation 13(4) - Details of change in shareholding of Director or Officer of a Listed Company

Name and Address of Director / Officer	No. & % of shares/ voting rights held by the Director / Officer	Date of receipt of allotment advice / acquisition / sale of shares / voting rights	Date of intimation to company	Mode of acquisition (market purchase / public / rights / preferential offer etc)	No. & % of shares/ voting rights post acquisition / Sale	Trading member through whom the trade was executed with SEBI Regn. No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy value (Amt. in INR)	Sell Quantity	Sell Value
Ms. Suneeta Reddy No. 5, *Subba Rao* Avenue, 2nd Street Chennai - 600 006	601,795 1.03%	07/07/2008	09/07/2008	Open Market	1,501,795 2.56%	Apollo Sindoori Capital Investments INB230825534	NSE	900,000	450,000,000	N.A	N.A.

Signature

(SUNEETA REDDY)

Place : Chennai
Date : 9th July 2008

FORM - D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992

(Regulations 13(4) and (6)

Regulation 13(4) - Details of change in shareholding of Director or Officer of a Listed Company

Name and Address of Director / Officer	No. & % of shares/ voting rights held by the Director / Officer	Date of receipt of allotment advice / acquisition / sale of shares / voting rights	Date of intimation to company	Mode of acquisition (market purchase / public / rights / preferential offer etc)	No. & % of shares/ voting rights post acquisition / Sale	Trading member through whom the trade was executed with SEBI Regn. No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy value (Amt. in INR)	Sell Quantity	Sell Value
Ms. Sangita Reddy House No.8-2-674/B212 Road No.13, Banjara Hills Hyderabad - 500 034	1,286,254 2.19%	07/07/2008	09/07/2008	Open Market	2,186,254 3.73%	Apollo Sindoori Capital Investments INB230825534	NSE	900,000	450,000,000	N.A	N.A.

Signature

(SANGITA REDDY)

Place : Chennai
Date : 9th July 2008

Apollo Hospitals
CHENNAI
touching lives

Date : July 8, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

With reference to above, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended 30th June 2008.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 30th June 2008.

Please note that the details (i) & (ii) are being posted in our website.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

IS/ISO 9001 : 2000

(I) (a) Statement Showing Shareholding Pattern

Name of the Company : Apollo Hospitals Enterprise Limited

Scrip Code : APOLLOHOSP Quarter Ended : 30-Jun-2008

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
1	Indian					
(a)	Individuals/ Hindu Undivided Family	32	8,498,398	6,792,125	15.77	14.48
(b)	Central Government/ State Government(s)				0.00	0.00
(c)	Bodies Corporate	4	7,620,433	7,604,833	14.14	12.99
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify)				0.00	0.00
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	36	16,118,831	14,396,958	29.91	27.47
2	Foreign					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00
	Sub Total(A)(2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	36	16,118,831	14,396,958	29.91	27.47

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	4	110,535	109,535	0.21	0.19
(b)	Financial Institutions / Banks	12	41,394	39,446	0.08	0.07
(c)	Central Government/ State Government(s)	1	161,854	161,854	0.30	0.28
(d)	Venture Capital Funds				0.00	0.00
(e)	Insurance Companies	2	197,630	197,630	0.37	0.34
(f)	Foreign Institutional Investors	56	17,699,883	17,699,883	32.84	30.16
(g)	Foreign Venture Capital Investors				0.00	0.00
(h)	Any Other (specify)				0.00	0.00
	Sub-Total (B)(1)	**75**	**18,211,296**	**18,208,348**	**33.79**	**31.03**
B 2	**Non-institutions**					
(a)	Bodies Corporate	516	473,378	451,426	0.88	0.81
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	26,600	4,159,301	2,294,249	7.72	7.09
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	11	201,186	130,861	0.37	0.34
(c)	Any Other (specify)					
(c-i)	Trusts	18	59,009	154	0.11	0.10
(c-ii)	Directors & their Relatives	10	59,103	59,053	0.11	0.10
(c-iii)	Market Maker	7	271	271	0.00	0.00
(c-iv)	Non Resident Indians	957	1,078,373	213,428	2.00	1.84
(c-v)	Overseas Corporate Bodies	3	144,771	129,339	0.27	0.25
(c-vi)	Clearing Member	61	11,033	11,033	0.02	0.02
(c-vii)	Hindu Undivided Familes	254	83,254	83,254	0.15	0.14
(c-viii)	Foreign Corporate Bodies	6	13,289,586	13,289,586	24.66	22.65
	Sub-Total (B)(2)	**28,443**	**19,559,265**	**16,662,654**	**36.30**	**33.33**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**28,518**	**37,770,561**	**34,871,002**	**70.09**	**64.36**
	TOTAL (A)+(B)	**28,554**	**53,889,392**	**49,267,960**	**100**	**91.83**

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(C)	Global Depository Receipts (GDRs)	1	4,796,310	4,796,310		8.17
	GRAND TOTAL (A)+(B)+(C)	28,555	58,685,702	54,064,270		100

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

30-Jun-2008

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	1,205,493	2.05
2	Ms. Sucharitha P Reddy	1,470,837	2.51
3	Ms. Preetha Reddy	732,270	1.25
4	Ms. Suneeta Reddy	601,795	1.03
5	Ms. Shobana Khamineni	1,144,976	1.95
6	Ms. Sangita Reddy	1,286,254	2.19
7	Mr. Karthik Anand	110,300	0.19
8	Mr. Harshad Reddy	105,100	0.18
9	Ms. Sindhoori Reddy	258,200	0.44
10	Mr. Adithya Reddy	105,100	0.18
11	Ms. Upsana Kamineni	133,638	0.23
12	Mr. Puvansh Kamineni	106,100	0.18
13	Ms. Anushpala Kamineni	129,587	0.22
14	Mr. Anandith Reddy	115,100	0.20
15	Mr. Viswajith Reddy	111,150	0.19
16	Mr. Viraj Madhavan Reddy	84,112	0.14
17	Mr. P Obul Reddy	9,000	0.02
18	Mr. P Vijayakumar Reddy	666	0.00
19	Mr. Vishweswar Reddy	788,710	1.34
20	Mr. Anil Khamineni	10	0.00
21	PCR Investments Ltd	7,599,233	12.95
22	Obul Reddy Investments Ltd	5,600	0.01
23	Apollo Health Association	15,600	0.03
	TOTAL	**16,118,831**	**27.47**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

30-Jun-2008

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Apax Mauritius FDI One Limited	7,047,119	12.01
2	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	9.37
3	The Bank of New York	4,796,310	8.17
4	FID Funds (Mauritius) Limited	3,676,379	6.26
5	Smallcap World Fund Inc	2,221,900	3.79
6	Bisikan Bayu Investments (Mauritius) Limited	2,004,177	3.42
7	Apax Partners Europe Managers Limited A/c Apax Mauritius FII Ltd	1,473,944	2.51
8	Emerging Markets Growth Fund Inc	1,222,966	2.08
9	Smallcap World Fund Inc	1,053,100	1.79
10	American Funds Insurance Series A/c American Funds Insurance Series - Global Small Capitalisation Fund	1,000,000	1.70
11	Robeco Capital Growth Funds	963,200	1.64
12	International Finance Corporation	642,000	1.09
	TOTAL	31,601,095	53.85

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

30-Jun-2008

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Category of Shareholders (Promoters / Public)	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Apax Mauritius FDI One Limited	Public	7,047,119	12.01
	TOTAL		**7,047,119**	**12.01**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

30-Jun-2008

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Outstanding GDRs	Number of outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Global Depository Receipts (GDRs)	4,796,310	4,796,310	8.17
	TOTAL	4,796,310	4,796,310	8.17

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

30-Jun-2008

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the GDR Holder	Outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	4,796,310	4,796,310	8.17
	TOTAL		4,796,310	8.17

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : Apollo Hospitals Enterprise Limited

Quarter ending on : 30th June 2008

	Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I	**Board of Directos**	49 I		
	(A) Composition of Board	49 (IA)	Yes	
	(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
	(C) Other provisions as to Board and Committees	49 (IC)	Yes	
	(D) Code of Conduct	49 (ID)	Yes	
II	**Audit Committee**	49 II		
	(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
	(B) Meeting of Audit Committee	49 (IIB)	Yes	
	(C) Powers of Audit Committee	49 (IIC)	Yes	
	(D) Role of Audit Committee	49 (IID)	Yes	
	(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III	**Subsidiary Companies**	49 III	Yes	
IV	**Disclosures**	49 IV		
	(A) Basis of related party transactions	49 (IV A)	Yes	
	(B) Board Disclosures	49 (IV B)		
	(a) Disclosure of Accounting Treatment	49 (IV B)	NA	
	(b) Risk Management	49 (IV B)	Yes	
	(C) Proceeds from public issues, rights issues, preferential issues etc	49 (IV C)	Yes	
	(D) Remuneration of Directors	49 (IV D)	Yes	shall be complied in the Annual Report 2008-2009
	(E) Management	49 (IV E)	Yes	shall be complied in the Annual Report 2008-2009
	(F) Shareholders	49 (IV F)	Yes	
V	**CEO / CFO Certification**	49 V	Yes	shall be obtained at the end of the FY 2008-2009
VI	**Report on Corporate Governance**	49 VI	Yes	shall be included in the Annual Report 2008-2009
VII	**Compliance**	49 VII	Yes	

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Compliance Officer

END